SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
Tel: (86 755) 2663-8900
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES RETIREMENT OF CTO KUNJIE ZHUANG
SIGNATURES

This Form 6-K consists of:
The announcement of retirement of CTO Kunjie Zhuang of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on January 16, 2009.

FOR IMMEDIATE RELEASE
China GrenTech Announces Retirement of CTO Kunjie Zhuang
SHENZHEN, CHINA — January 16, 2009 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “China GrenTech”), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced that Mr. Kunjie Zhuang, China GrenTech’s Chief Technology Officer (“CTO”), has retired from the Company, effective as of January 1, 2009. Mr. Zhuang will remain a member of the Company’s Board of Directors after his retirement and will continue to serve the Company as a technology consultant.
Mr. Yingjie Gao, Chairman and Chief Executive Officer of China GrenTech, said, “Kunjie is a nationally-renowned expert in radio frequency technology, with over 48 years of industry experience. He has been instrumental in strengthening our R&D capabilities and in establishing our outstanding R&D team, which is among the best in the industry.”
“We are deeply indebted to Kunjie for his dedication and outstanding contributions to the Company over the last 10 years. He has been an indispensable partner to me as we have worked to build the Company into a leading developer of radio frequency technology and products in China. I look forward to working with him as a director and a consultant in the future. We have not appointed a new CTO but may consider doing so, depending on our future business needs,” said Mr. Gao.
Mr. Zhuang stated, “I am extremely proud of this organization and have been fortunate to witness the Company’s tremendous growth over the years. Thank you to all for your support and contributions to China GrenTech.”
Additionally, as a part of China GrenTech’s continued effort to streamline its operations and increase cost efficiencies, the Company has decided to relegate two Vice President positions, effective January 11, 2009; these actions reduce the senior management team from eight people to five. After the relegation, Mr. Tianwen Ding and Mr. Guanyu Huang, formerly the Company’s Vice Presidents, will assume duties at the business unit level and continue to work for the Company in their respective new roles.
“China GrenTech is presented with tremendous opportunities brought by the increasing capital expenditures of major telecommunications operators in China subsequent to the restructuring and the recent issuance of 3G licenses. In order to capture the growth opportunities, we will focus on driving profitability by streamlining our organizational structure and business procedures, increasing operational efficiency and optimizing operating processes, while managing production costs and operating expenses. In fact, we have already started to implement effective restructuring measures. As always, every one of us at China GrenTech will do our best to ensure the continued success of the Company and to maximize returns for our shareholders,” concluded Mr. Gao.

About China GrenTech
China GrenTech is a leading developer of radio frequency technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. China GrenTech is a qualified supplier of RF parts and components to six major base station manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.cn.
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include: the ability of China GrenTech’s management to effectively lead the Company; the risk that the Company will not be able to attract qualified people to its management team or retain its existing management and employees, possible disruptions to its business and operations caused by the changes in senior management; the risk that the Company will not be able to produce sufficient quantities of RF modules for its network coverage equipment manufacturing or be able to source them from suppliers on commercially acceptable terms or at all; the Company’s ability to reduce its management expenses and increase operational efficiency as a result of the recent divestiture of two of its subsidiaries; the risk that the Company will not be able to maintain its leading RF technology and production scale to continue to manufacture its own RF modules for network coverage; the Company’s ability to maintain its financial position and margins during the current economic slowdown in China and worldwide; fierce competition in the wireless communication industry; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies; risks associated with possible defects and errors in its wireless coverage products or RF products; and uncertainty as to the Company’s ability to protect and enforce its intellectual property rights. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contact: Kent Lo, Investor Relations Manager China GrenTech Corp Ltd. +86 755 2650 3007 kentlo@GrenTech.com.cn	Investor Relations (US): Delia Cannan Taylor Rafferty +1 212 889 4350 GrenTech@Taylor-Rafferty.com

Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712 GrenTech@Taylor-Rafferty.com	Media Contact: Jason Marshall Taylor Rafferty +1 212 889 4350 GrenTech@Taylor-Rafferty.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

/s/ Rong Yu
Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: January 20, 2009